UNLOCKING VALUE FOR TECK RESOURCES SHAREHOLDERS

You now have the opportunity to hold shares in two world-class, well-capitalized companies in your investment portfolio:

Teck Metals

TECK METALS WILL REALIZE ITS FULL POTENTIAL AS A PREMIER, GROWTH-ORIENTED PRODUCER OF ENERGY TRANSITION METALS

TOP-TIER COPPER GROWTH

Teck Metals will continue to execute on its top-tier copper growth portfolio and maintain a strong balance sheet

DISCIPLINED CAPITAL ALLOCATION FRAMEWORK

Teck Metals will focus on maximizing cash flow from operations and prudently allocating capital between investments in copper growth and shareholder returns

BEST-IN-CLASS EMISSIONS TRAJECTORY

Continued focus on sustainable operations, including commitments to net zero operations by 2050 and nature positive by 2030

Elk Valley Resources

EVR WILL BE A PURE-PLAY, HIGH-MARGIN STEELMAKING COAL PRODUCER TARGETING THE LONG-TERM DEMAND AND VALUE FOR STEELMAKING COAL

SIGNIFICANT EQUITY VALUE ACCRETION POTENTIAL

As the world's second largest exporter of seaborne steelmaking coal, EVR has already attracted investment from NSC. Together with POSCO's continued participation, this validates the value of the business and long term demand for steelmaking coal.

CASH FLOW GENERATOR

EVR is expected to provide an attractive dividend and shareholder returns policy

INDUSTRY-LEADING SUSTAINABILITY

Continued commitments to net zero operations by 2050, nature positive by 2030, and establishment of an Environmental Stewardship Trust to fully fund reclamation and environmental obligations over time

PATHWAY TO SEPARATION

Teck Metals retains substantial interest in steelmaking cash flows through its interest in the Transition Capital Structure. 90% of EVR free cash flow will be paid to holders of royalty and preferred shares while Transition Capital Structure remains in place, in addition to preferred share dividends.

Retained steelmaking cash flows helps ensure EVR's financial resiliency and cash flow to facilitate returns of capital to shareholders.

Teck

YOU WILL RECEIVE 0.1 SHARE OF EVR FOR EVERY SHARE OF TECK PLUS CASH*

*subject to an auction election process as described in the Information Circular

PROVIDES CHOICE OF INVESTMENT(S)

The Separation will provide investors with a choice of allocating investments to one or both of two businesses with very different commodity fundamentals and value propositions.

FOCUSED STRATEGIES & STREAMLINED OPERATIONS

Teck Metals will be a premier global base metals miner focused on prudent copper growth, while EVR will be a globally significant resource company focused on the sustainable mining of steelmaking coal in British Columbia, Canada.

RESULT OF A ROBUST STRATEGIC PLANNING PROCESS

The separation is the result of a multi-year Board-led process to determine how best to advance the company for the benefit of its shareholders, employees, the communities and Indigenous Peoples where it operates, and other stakeholders.

PRUDENT TRANSITION CAPITAL STRUCTURE

The Transition Capital Structure allows for continued disciplined investment in Teck's copper growth pipeline and continuity of operations for EVR, and sustainable shareholder returns for both companies.

MODERNIZED GOVERNANCE STRUCTURE

Dual class share sunset will provide Teck Metals with the opportunity to execute on its copper growth strategy with the ongoing support of committed long-term holders of Class A shares during the sunset period.

Shareholders are encouraged to vote in favour of the following resolutions, among others:

- SEPARATION OF TECK RESOURCES INTO TECK METALS AND EVR
- SUNSET OF DUAL CLASS SHARE STRUCTURE

ANNUAL AND SPECIAL MEETING DATE : APRIL 26, 2023

HAVE QUESTIONS? NEED HELP VOTING?
SCAN THE QR CODE ON YOUR DIGITAL OR MOBILE DEVICE.

*Please refer to the Information Circular for complete details on the transaction

Teck